DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Yvan-Claude Pierre
yvan-claude.pierre@dlapiper.com
T 212.335.4670
F 917.778.8670

October 29, 2010

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention: H. Christopher Owings
   Angie Kim

Re:	Kingold Jewelry, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2010
File No. 333-167626
Amendment No. 1 to Form 10-K
for Fiscal Year Ended December 31, 2009
Amendment No. 1 to Form 10-Q for
Fiscal Quarter Ended March 31, 2010
Filed October 4, 2010
File No. 001-15819

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comment letter, dated October 20, 2010, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement filed on October 29, 2010 (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement filed on October 1, 2010 (“Amendment No. 1”).  We have enclosed four (4) copies of a marked draft of the Registration Statement and two (2) copies of a clean draft of the Registration Statement with this letter.

This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) comments dated October 20, 2010.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Yvan-Claude Pierre
yvan-claude.pierre@dlapiper.com
T 212.335.4670
F 917.778.8670

Shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We note your statement in the sixth paragraph of your response letter dated October 1, 2010 that all share information in this filing has been adjusted to reflect your reverse stock split.  However, it appears that some of your share information does not reflect your reverse stock split such as on pages 42, 43 and 69.  Please review your entire filing and update your share information to reflect your reverse stock split.

Response: Pursuant to the Staff’s comment, we have revised our share information disclosure on pages 45, 53, 56, 63 and 68 of Amendment No. 2 to reflect our reverse stock split.

Third Party Data, page 6

2.
We note your response to comment 8 in our letter dated July 15, 2010 and the related revisions in your filing.  Please also delete the statement, “[t]his information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.”

Response: Pursuant to the Staff’s comment, we have deleted the statement on page 2 of Amendment No. 2 to be responsive to the Staff’s comment.

Prospectus Summary, page 7

3.
We note your response to comment 10 in our letter dated July 15, 2010.  Please disclose if you funded or were otherwise affiliated with any of the studies or reports you cite.  Also disclose on page 7 the basis for your assertion that you are one of the leading professional designers and manufacturers of high quality 24 Karat gold jewelry and ornaments.  On page 51, disclose the basis for your statement that China has historically been the second largest gold consumer following India.

Response: We note the Staff’s comment. The Company hereby advises the Staff that it has not funded, and is not otherwise affiliated with, any of the studies or reports cited; provided, however, Chairman Jia is the Vice President of Gems and Jewelry Trade Association of China which is a trade association that is not affiliated with any company but many jewelry industry executives are members of this trade association.  We believe that we are one of the leading professional designers and manufacturers of high quality 24 Karat gold jewelry based on an official certificate provided to the Company by the China Gold Association, a copy of such certificate has been supplementally provided herewith (and translated for the Staff’s convenience).

In addition, we have also provided the Staff with a certificate from Gems and Jewelry Trade Association of China indicating that the Company ranked as largest gold jewelry manufacturer in China in 2007, which certificate has been supplementally provided herewith (and translated to English for the Staff’s convenience). The “largest gold jewelry manufacturer” in the PRC means whether a company is a 24 karat gold manufacturer of 14 karat or 18 karat, the Company is the largest in all types of gold even though the Company only produce 24 karat gold products (majority of Chinese gold jewelry manufacturers sell 24 karat gold). Therefore, we are comfortable in making the statement that “we ranked first in the PRC's gold industry in total volume of 24 karat gold production in 2007”.

The Company further advises the Staff that the statement that “China has historically been the second largest gold consumer following India” is a fact that can be easily confirmed and is widely cited by many third party sources. Accordingly, we have supplementally provided the Staff herewith a CommodityOnline article by Nandita Jain called “Gold: Why China outbeats India in gold reserves” which states “China has been the world’s second-largest gold consumer after India till now. But if the present trend in China continues, it may leave India far behind soon. China consumed 395.6 tonnes of bullion in 2008 for jewellery and investment, or around 14 per cent of global demand, up from 327.8 tonnes in 2007”.

4.
We note your statement on page 10 that you sold 5,120,484 shares of common stock in your December 23, 2009 private placement.  Taking into account your reverse stock split, this amount appears inconsistent with Schedule 1 of your Stock Purchase Agreement filed as Exhibit 10.1.  Please clarify or revise.

Response: We note the Staff’s comment. The Company hereby advises the Staff that 10,240,966 is the accurate number of shares of common stock sold in the December 23, 2009 private placement, as reflected in Schedule A of Exhibit 10.3 (Amendment to Registration Rights Agreement). The number of shares of common stock sold to Whitebox Combined Partners, L.P. reflected in Schedule 1 of the Stock Purchase Agreement was missing a “3” and was incorrectly shown as “3,73,494”.  We have revised Schedule 1 of the Stock Purchase Agreement to reflect the correct number of shares of common stock sold to Whitebox Combined Partners, L.P. of 3,373,494.  Pursuant to the Staff’s comment and our review of the related agreements, we have also revised the number of shares of common stock sold in the December 23, 2009 private placement to 5,120,483 (as adjusted to reflect the 1-for-2 reverse stock split) on pages 6, 30, 45, 55 and II-2 of Amendment No. 2.

5.
We note your response to comment 11 in our letter dated July 15, 2010.  It appears that information on your website remains inconsistent with the information provided in your filing.  For example, under the Manufacturing page of your website, you state that you have “five patented processes” while the Intellectual Property section on page 55 states you have two patents and have filed applications for 24 patents.  Also, the Manufacturing page on your website notes your “strategic partnership with...China University of Geosciences...[which] provides [you] with exclusive rights ...” while your filing does not mention any such strategic partnership with exclusive rights.  Please reconcile the information in your website and registration statement so that material information about your company is consistent.  Please review your entire filing for compliance with this comment.

Response: Pursuant to the Staff’s comment, we have reviewed our entire filing and modified the website to make consistent with the information in Amendment No. 2 to comply with the Staff’s comment. In addition, we have also supplementally provided the Staff herewith with a copy (and translated in English for the Staff’s convenience) of the amendment to the Cooperation Agreement by and between Wuhan Kingold and China University of Geosciences dated November 24, 2008, as amended on October 2010, which provides for exclusive rights.

6.
We note your response to comment 13 in our letter dated July 15, 2010 and your disclosure that Fok Wing Lam Winnie is the sole shareholder of Famous Grow and a party to the Call Option Agreement.  We further note that under the Amended and Restated Call Option Agreement filed as Exhibit 10.11, Hou Yong Lin is the seller and stated to be the single largest shareholder of Famous Grow.  Please clarify or revise.  Please also enhance your disclosure to state the price at which the call option can be exercised.  Please review your entire filing for compliance with this comment and update your description of the Call Option Agreement accordingly.

Response:  We note the Staff’s comment. The Company hereby clarifies to the Staff that the referenced name is the same person who is the sole shareholder of Famous Grow, and the Mandarin name of such person is Hou Yong Lin and the Cantonese name is Fok Wing Lam Winnie. Pursuant to the Staff’s comment, we have enhanced our disclosure on pages 6, 21, 56 and 68 to state the price at which the call option can be exercised to make consistent in Amendment No. 2 in order to comply with the Staff’s comment.

7.
We note your response to comment 14 in our letter dated July 15, 2010 and the related revisions in your filing.  We further note Table 1 to the Shareholders’ Voting Proxy Agreement filed as Exhibit 10.7 and Tables 1 and 2 to the Purchase Option Agreement filed as Exhibit 10.8.  According to these exhibits, Wuhan Kingold is owned 66.37 percent by Mr. Jia, 2 percent by Mr. Zhao Bin, 5 percent by Beijing Shouchuang Investment Co., Ltd. with the balance of 26.63 percent owned by 40 shareholders.  Please reconcile your disclosure in your filing with your exhibits.  Please review your entire filing for compliance with this comment.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the  exhibits referenced show the ownership of Wuhan Kingold prior to an investment by four additional investors in September 2009, which was prior to the reverse merger.  Prior to such investment and the dilution resulting therefrom, Mr. Jia owned 66.37%, Mr. Zhao owned 2%, Beijing Shouchuang Investment Co., Ltd. owned 5% with the balance of 26.63 percent owned by 40 shareholders of Wuhan Kingold, which was diluted to 55.31%, 1.67%, 4.17% and 38.85%, respectively, after the investment. Accordingly, the disclosure in Amendment No. 2 does not need to be reconciled with the previously filed exhibits, as the disclosure and exhibits reflect snapshots of two different periods of time. We have also supplementally provided the Staff with a spreadsheet showing the before and after ownership of Wuhan Kingold. We have revised the disclosure on pages 7, 54 and 56 of Amendment No. 2 to conform the name of “Beijing Capital Investment Co. Ltd.” to  of “Beijing Shouchuang Investment Co. Ltd.” as set forth in the exhibits and the supplemental information.

Offering Summary, page 13

8.
We note that the number of shares outstanding before this offering as seen on the second line under this heading differs from the number of shares outstanding as of June 30, 2010 as disclosed in the last paragraph under this heading, and that both of these numbers differ from the number of shares outstanding as of June 30, 2010 as disclosed on the face of your June 30, 2010 Balance Sheet seen on page F-26.  Please revise to disclose a consistent number of shares outstanding as of June 30, 2010, or if these numbers differ because you are disclosing the number of shares outstanding at different dates, revise your disclosures to clarify this.  Also apply this comment to your disclosure in the first paragraph under your Capitalization table on page 34.

Response: Pursuant to the Staff’s comment, we have revised the number of shares outstanding before this offering (41,766,404) to make consistent throughout the filing on pages 9, 32, 66 and 70 of Amendment No. 2, and also consistent with the number of shares outstanding as of June 30, 2010, as disclosed in the financial statements.

9.
Please disclose the number of shares outstanding after this offering or explain to us why this amount is not the number of shares before this offering plus the number of shares being offered, both of which are currently disclosed.

Response: Pursuant to the Staff’s comment, we have revised Amendment No. 2 to include the number of shares outstanding after this offering assuming the underwriter overallotment option is not exercised.  Accordingly, the number of shares outstanding after this offering is equal to 46,766,404, which is the number of shares before this offering of 41,766,404 plus the number of shares being offered 5,000,000.

10.
We note your disclosure that the number of shares outstanding after this offering excludes 3,335,241 shares of your common stock reserved for issuance pursuant to outstanding warrants with a weighted average exercise price of $0.52 per share.  Please reconcile this per share exercise price to the disclosures in Note 12 to your annual financial statements and Note 11 to your interim financial statements, both of which indicate that the weighted average exercise price is $1.04 per share.  Since it appears that the exercise price disclosed on page 13 has not been adjusted for your reverse stock split, please revise.

Response: Pursuant to the Staff’s comment, we have revised the per share exercise price on page 9 of Amendment No. 2 to be consistent with the disclosures in Note 12 of our annual financial statements and Note 11 of our interim financial statements.

Recent Developments, page 13

11.
Please refer to your tabular presentation of second quarter financials at the top of page 14.  We note your disclosure that income from operations for the six months ended June 30, 2009 was $5,082,415.  Please revise to disclose the same amount as reflected on your Condensed Consolidated Statements of Income as seen on page F-27.  Additionally, if you chose to disclose both basic and fully diluted earnings per share in this table, please revise to disclose the same amounts as reflected on your Condensed Consolidated Statements of Income as seen on page F-27.

Response: Pursuant to the Staff’s comment, we have revised the income from operations for the six months ended June 30, 2009 on page 14 of Amendment No. 2. In addition, we have included both basic and fully diluted earnings per share in the table on page 10 of  Amendment No. 2.

Risk Factors, page 16

12.
Please refer to your risk factors related to the offering, beginning on page 31.  Since you have completed your Use of Proceeds, Capitalization, and Dilution disclosures, it is unclear to us why you still have blanks in these risk factors for amounts such as the dilution per share to new investors, the percentage of outstanding shares that will be owned by existing shareholders after this offering, and the total number of shares outstanding after this offering.  Please revise to disclose this information consistent with the disclosures elsewhere in your document.

Response: Pursuant to the Staff’s comment, we have revised the disclosure in Amendment No. 2 to insert the consistent information in all of the blanks in the relevant risk factors.

Use of Proceeds, page 33

13.
We note your response to comment 15 in our letter dated July 15, 2010 and the related revisions in your filing.  We further note your statement on page 32 that you “have not determined a specific use for a portion of the net proceeds of this offering.”  Please include this disclosure in your Use of Proceeds section.  Please also include a discussion of the principal reasons for this offering.  Please see Item 504 of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have revised the Use of Proceeds section on page 31 in Amendment No. 2 to illustrate the specific uses for a significant portion of the net proceeds of the offering.

Capitalization, page 33

14.
We note that the pro forma amounts seen in your Capitalization table on page 34 reflect an increase in each of cash and equity of $40.766 million as compared to the actual amounts.  Please reconcile this increase of $40.766 million to the estimated net proceeds that you expect to receive from this offering, which you disclose on page 33 under the heading Use of Proceeds will be $40.1 million, and revise your disclosures under Use of Proceeds and Capitalization as necessary.  If you revise your pro forma Capitalization amounts, please make similar revisions to the pro forma amounts disclosed on page 15 and your adjusted pro forma net tangible book value after the offering as disclosed on page 36.

Response: Pursuant to the Staff’s comment, we have reconciled the disclosure on pages 7, 29 and 32 of Amendment No. 2 to comply with the Staff’s comment.

15.
Please refer to the paragraph immediately below your Capitalization table on page 34.  Please revise your disclosure concerning the shares issuable upon exercise of your warrants to disclose this information as of your latest balance sheet date instead of December 31, 2009.  Additionally, please revise to disclose the weighted average exercise price per share.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 32 of Amendment No. 2 to reflect the shares issuable upon exercise of your warrants as of June 30, 2010 and to disclose the weighted average exercise price per share.

16.
We note your disclosure concerning the effect of a $1.00 decrease or increase in your offering price.  The $5 million amount you are currently disclosing does not appear to represent the change in net proceeds.  Please provide us with the details of your calculation to demonstrate how this number considers the change in the underwriting discount and offering costs.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on pages 32 and 34 of Amendment No. 2 to reflect the actual change in net proceeds. We have supplementally provided the Staff with an Excel spreadsheet demonstrating the  calculation as to how the number considers the change in the underwriting discount and offering costs.

Dilution, page 36

17.	Please refer to the third paragraph under this heading. Your statement that your adjusted pro forma net tangible book value after the offering would be $10.9 million appears incorrect. Please revise.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 34 of Amendment No. 2 to correct adjusted pro forma net tangible book value after the offering.

18.
We note your disclosure in the second to last paragraph under this heading concerning the impact of the underwriters’ over-allotment option.  Please expand this disclosure to quantify for your investors the change that would result to your adjusted pro forma net tangible book value per share after the offering and the dilution per share to new investors if the underwriters’ over-allotment option is exercised.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 34 of Amendment No. 2 to expand the disclosure to quantify for your investors the change that would result to our adjusted pro forma net tangible book value per share after the offering and the dilution per share to new investors if the underwriters’ over-allotment option is exercise.

19.
We note your disclosure concerning the effect of a $1.00 decrease or increase in your offering price.  Please revise to quantify the impact on dilution per share to new investors, since it appears that you can calculate this amount from your current information.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 34 of Amendment No. 2 to expand the disclosure to quantify the impact on dilution per share to new investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Estimates, page 39

20.
We have reviewed your response to comment 18 in our letter dated July 15, 2010 and reissue our prior comment.  As previously requested, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  In doing so, quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, to the extent that a reasonably likely change in the assumptions used in your long-lived asset impairment tests would have resulted in an increased impairment charge, please quantify the changes in your assumptions and the potential impact on your financial statements.

Response: Pursuant to the Staff’s comment, please note that the Critical Accounting Policies section has been revised on beginning page 37 to address the Staff’s comment. Specifically, the information now provided only focuses on those assumptions and uncertainties that underlie the Company’s critical accounting estimates.  It should be noted that at this time the Company believes it does not have any material estimates that would require further disclosure other than already presented. As such, the Company has not qualitatively or quantitatively provided any additional disclosure regarding sensitivity analyses or the effects given to the likelihood of obtaining different results from changing assumptions that would have a material impact on the Company.  If future events or circumstances warrant a change in the assumptions or underlying estimates, the Company will update its disclosure in the relevant future filings.

21.
Please note that your Critical Accounting Policies and Estimates should be limited to accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on your financial condition or operating performance.  As such, your disclosures should address the specific accounting estimates and assumptions that meet these criteria for your specific company, rather than providing generic disclosures about the use of accounting estimates and assumptions within the accrual basis of accounting or within US GAAP in general.  Additionally, your disclosures should only address the estimates and assumptions that underlie your accounting policies, making your current disclosures about the economic and political risks of operating in the PRC and how this may impact your operations not applicable to this section of your document.  As another example, your disclosure concerning seasonality does not seem appropriate since it does not address any estimates or assumptions that underlie your accounting policies, that are for highly uncertain matters or subject to change, and that could have a material impact on your financial statements.  Please revise to comply with the guidance in our Release No. 33-8350.

Response: Pursuant to the Staff’s comment, please note that the Critical Accounting Policies section beginning page 37 has been revised to address the Staff’s comment. Specifically, the information provided is limited to only those accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the Company’s financial condition or operating performance. As previously noted, the Company believes it does not have any material estimates that would require further disclosure other than such disclosure already presented. If future events or circumstances warrant a change in the assumptions or underlying estimates, the Company will update its disclosure in the relevant future filings.

Liquidity and Capital Resources, page 43

22.
We note your response to comment 19 in our letter dated July 15, 2010 and the related revisions on page 43 stating that “the Chinese government has taken preemptive actions to stimulate the PRC economy, implementing a series of policies aimed at boosting domestic consumer spending” and that subsequently, you have “shifted [y]our production from other jewelry manufacturing to focus purely on 24K gold jewelry design and manufacturing.”  Please enhance your disclosure to discuss the types of government policies implemented by the Chinese government and how you believe they have resulted in increased demand for 24K gold products.  Please also specify the “other jewelry manufacturing” you were previously involved in.

Response: We note the Staff’s comment. The Company hereby advises the Staff that it previously had a platinum jewelry line of business which represented a insignificant portion of the Company’s business. The Company has since cancelled that line of business in 2008.

To counter the economic crisis and achieve the goal of economic growth, the Chinese government announced a 4 trillion-yuan (585 billion US dollars) two-year economic stimulus package to boost growth and domestic demand in November 2008. The stimulus plan was formalized and put into place during the National People’s Congress held in March 2009. The Central Government has made it clear that China’s future growth will be shifted strategically toward boosting domestic demand instead of relying heavily on exportation.

At the beginning of 2009, the State Council promulgated guidance to improve circulation of merchandise and boost domestic consumption. According to China National Statistics Bureau, in 2009, retails sales of gold and silver jewelry grew 15.9%, faster than the increase of general living expenditures. For the first three quarters of 2010, the consumption of gold and silver jewelry has grown 43.4% vs. same period in 2009, which makes it the fastest growing sector in China.

Source☐

http://www.gov.cn/zwgk/2008-12/31/content_1192763.htm

http://www.stats.gov.cn/was40/gjtjj_detail.jsp?searchword=%C7%B0%C8%FD%BC%BE%B6%C8&channelid=6697&record=4

In 2010, six central government agencies - the People’s Bank of China, State Development Committee, Industry and Information Ministry, Finance Ministry, State Tax Bureau and State Security Regulation Commission, jointly promulgated guidance regarding the gold market. This guidance clearly acknowledged that due to several factors such as cultural tradition of the Chinese people and the rapid development of their standard of living standard, the demand for gold jewelry and gold bullion will continue to increase steadily in the coming years. The Chinese government also indicated that it intends to provide monetary and diplomatic support to major gold and gold jewelry companies in order to strengthen China's competitiveness in the world gold market.

Source: http://www.sdpc.gov.cn/zcfb/zcfbqt/2010qt/t20100827_367750.htm

At the end of 2009, the State Council separately promulgated guidance focused on stimulating consumer demand in small cities, towns and rural areas throughout China resulting from urbanization and improving income levels. Traditionally, when purchasing jewelry residents in these geographical areas tended to purchase only 24 karat gold jewelry. We believe the governmental focus on stimulating consumer demand will pave the way for potential growth in the PRC gold jewelry market for the foreseeable future.

Source: http://www.gov.cn/jrzg/2010-01/31/content_1524372.htm

Results of Operation, page 45

23.
We have reviewed your response to comment 20 in our letter dated July 15, 2010 and reissue our prior comment.  Please address the following items and, in doing so, ensure that you revise your results of operations discussion for the comparison of fiscal years 2008 and 2009 and the comparison of the interim periods:

•
Where you identify intermediate causes of changes in your operating results, please also sufficiently describe the reasons underlying the intermediate causes.  For example, you indicate that the 128% increase in net revenues from fiscal year 2008 to 2009 was primarily the result of an increase in your production, continued success in marketing your products, and the increase in the cost of raw materials.  These general disclosures do not adequately explain why net revenues significantly increased.  Please explain in reasonable detail the nature of and reasons behind each driving force.  For example, explain in sufficient detail why production increased, discuss the specific marketing activities employed, quantify production increases and changes in raw material costs, and explain the degree to which you are able to pass raw material cost increases onto customers.  See SEC Release No. 33-8350 and Item 303(a)(3) of Regulation S-K.

•
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  For example, in regards to the revenue change discussed above, please quantify the extent to which the changes are attributable to the various contributing factors.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: Pursuant to the Staff’s comment, we have revised our results of operations discussion beginning page 39 of Amendment No. 2 to expand the disclosure.

24.
We have reviewed your revisions in response to comment 21 in our letter dated July 15, 2010.  While your analysis of operating cash flows for the interim period explains that inventory significantly increased in 2010 because you purchased a significant amount of gold in anticipation of a price hike, you have not provided similar explanations for why your cash flows changed for your annual periods.  For example, you have not explained why your inventory decreased and your accounts receivable increased within your analysis of annual operating cash flows, you have not explained why you purchased significantly less property and equipment within your analysis of annual investing cash flows, and you have not explained why you had significant changes in your restricted cash, borrowings, and contributions by stockholders within your analysis of annual financing cash flows.  Furthermore, your “Analysis and Expectations” disclosure at the bottom of page 50 provides an analysis of your interim financing cash flows rather than your annual financing cash flows.  Please revise.

Response: Pursuant to the Staff’s comment, we have revised our results of operations discussion beginning page 39 of Amendment No. 2 to expand the disclosure.

Business, page 51

25.
We note your response to comment 22 in our letter dated July 15, 2010 and the related revisions in your filing stating that your largest customer accounted for approximately 7.83% and 9.8% of your net sales during the years ended December 31, 2009 and 2008, respectively.  We further note your statement on page 18 that your “largest distributor accounted for approximately 8.25% and 9.8% of [y]our gross revenues in 2009 and 2008, respectively.”  Please clarify or revise.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 15  in Amendment No. 2 to reflect that our largest customer accounted for approximately 7.83% and 9.8% of your net sales during the years ended December 31, 2009 and 2008, respectively. The Company hereby advises the Staff that references to distributors and  customers are interchangeable.

Research and Development page 54

26.
We note your response to comment 23 in our letter dated July 15, 2010 and the related revisions in your filing stating that in 2008 and 2009 you “spent approximately $255,000 to improve [y]our design capabilities.”  Please enhance your disclosure to specify how much of this approximate $255,000 was spent each year.  Please see Item 101(h)(4)(x) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 51 in Amendment No. 2.

Principal Office and Manufacturing Facilities, page 61

27.
We note your statement that your executive offices and factory have a total construction area of 6,961.58 square miles.  Please confirm that this is the correct square mileage of the total construction area for your offices and factory.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 57 in Amendment No. 2 to correct square measurement of the total construction area for our offices and factory and reflect “approximately 6,962 square meters”.

Directors and Executive Officers, page 62

28.
We note your response to comment 26 in our letter dated July 15, 2010.  However, we cannot locate the revisions in your filing stating each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Please see Item 401(e)(1) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we advise the Staff that we believe that our directors have strong professional reputations and experience in areas relevant to the strategy and operations of our business as presented in their respective biographies on pages 59 and 60 in Amendment No. 2. We seek directors who possess the qualities of integrity and candor, who have strong analytical skills and who are willing to engage management and each other in a constructive and collaborative fashion. We also seek directors who have the ability and commitment to devote significant time and energy to service on our Board of Directors and its committees. We believe that all of our directors meet the foregoing qualifications and have revised the disclosure on page 60 in  Amendment No. 2 to address the Staff’s comment.

Director and Executive Officer Compensation, page 65

Compensation Discussion and Analysis, page 65

29.
We note your response to comment 29 in our letter dated July 15, 2010 that your executives are compensated by Wuhan Kingold, that the majority of the services provided by your executives are provided to Wuhan Kingold and Vogue-Show and that your executives do not receive any compensation for services provided to any of its subsidiaries.  Please state this in your filing.

Response:  We note the Staff’s comment and have updated the disclosure on pages 63 and 64 in Amendment No. 2 to address the Staff’s comment.

Determining Executive Compensation, page 66

30.
We note your statement that your compensation committee “annually reviews market compensation levels with comparable jobs in the industry to determine whether the total compensation for [y]our officers remains in the targeted median pay range.”  Based on this statement, it appears that you engage in benchmarking.  Please identify the benchmark and the components of the benchmark.  Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: We note the Staff’s comment. The Company hereby advised the Staff that although our compensation committee does not engage in benchmarking as contemplated by see Item 402(b)(2)(xiv) of Regulation S-K as interpreted by Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, it may consider comparable data to evaluate compensation decisions it makes for our officers solely as a market check. We have updated the disclosure on page 63 in the Amendment No. 2 to address the Staff’s comment.

Employment Agreements, page 66

31.
We note your statement that you have entered into an employment agreement with Mr. Liu for a term of three years.  It does not appear that the Executive Employment Agreement filed as Exhibit 10.10 provides for a three year term.  Please clarify or revise.

Response: We note the Staff’s comment. The Company hereby advises the Staff that Mr. Liu’s employment agreement is for a term of three years, but the words “April 1, 2010, unless earlier” were inadvertently left out of Section 2 after the words “shall continue until….” and before “terminated . . .” of Exhibit 10.10. Accordingly, Exhibit 10.10 has been refilled with the missing words included therein.

Security Ownership of Certain Beneficial Owners and Management, page 68

32.
We note your response to comment 31 in our letter dated July 15, 2010 and the related revisions in your filing.  Please revise the footnotes to identify the natural persons who have voting and/or investment control over the securities held by the 5% stockholders.

Response: We note the Staff’s comment. The Company hereby advises the Staff that it attempted to contact the 5% holders to determine the natural persons who have voting and/or investment control over the securities but did not receive a response. Therefore, the Company had no choice but to rely on the information set forth in the Schedules 13D and 13G filed by the 5% holders.  In addition, the Company advised the Staff that no officer or director of the Company has any interests in any of the 5% stockholders but Chairman Jia has the right to acquire shares from Famous Grow pursuant to the Call Option Agreement that has not been exercised.

33.	Please clarify whether the shares owned by Famous Grow Holdings Limited include any of the shares deposited into escrow pursuant to the Make Good Escrow Agreement.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the shares shown as owned by Famous Grow Holdings Limited include the shares deposited into escrow pursuant to the Make Good Escrow Agreement. We have updated the disclosure on page 66 in Amendment No. 2 to address the Staff’s comment.

34.
We note your disclosure in footnotes 1 and 2 of your beneficial ownership table stating that Messrs. Jia and Zhao beneficially own 17,350,194 and 575,749 shares, respectively, and that these represent shares which can be acquired pursuant to a December 21, 2009 Call Option Agreement.  We further note that the Amended and Restated Call Option Agreement filed as Exhibit 10.11 is dated December 17, 2009 and does not provide for the allocation of call rights between Messrs. Jia and Zhao.  Please clarify how the shares beneficially owned under the Amended and Restated Call Option Agreement by Messrs. Jia and Zhao were calculated.

Response: We note the Staff’s comment.  The Company hereby advises the Staff that the shares beneficially owned under the Amended and Restated Call Option Agreement  have been allocated between Messrs. Jia and Zhao based upon their relative ownership of Wuhan Kingold Jewelry Co Ltd., the Company’s contractually controlled affiliate.  Messrs. Jia and Zhao have executed a written agreement acknowledging how the shares beneficially owned by them under the Amended and Restated are allocated. We have supplementally provided the Staff with a copy of the written agreement with this letter.

35.
Based on the Schedule 13G filed by Eternal Grace Development on September 23, 2010 and accounting for your reverse stock split, it appears the correct number of shares beneficially owned should be 2,304,055.  Please clarify or revise.

Response: We note the Staff’s comment and have revised the disclosure on pages 66 and 67 in Amendment No. 2 to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 69

36.
Please clarify the terms under which the escrowed shares will be delivered to Famous Grow.  We note Article 4 in the Make Good Escrow Agreement filed as Exhibit 10.5 provides for an annual return of 1/3 of the escrowed shares contingent on your financial performance.  Please also update your beneficial ownership table to indicate whether, if any, shares have been returned to Famous Grow for 2009 pursuant to Article 4.  Please review your entire filing for compliance with this comment and update your description of the Make Good Escrow Agreement accordingly.

Response: We note the Staff’s comment and have revised the disclosure on pages 6, 56 and 67 in Amendment No. 2 to address the Staff’s comment pursuant to Article 4 in the Make Good Escrow Agreement.

37.
We note your response to comment 32 in our letter dated July 15, 2010 and the related revisions in your filing.  Please specify the time period for which payment to Vogue-Show of $7.27 and $2.0 million under the Exclusive Consulting Management and Technical Support Agreement was made.  Please also specify how these amounts were calculated.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the  time periods for the $7.27 and $2.0 million payments to Vogue-Show under the Exclusive Consulting Management and Technical Support Agreement were calendar years 2009 and 2008, respectively.  The payments were calculated in accordance with Clause 11 of the agreement which calls for a monthly payment to Vogue-Show of 95% of the monthly profit of Wuhan Kingold.  The annual amounts are the aggregated monthly payments for each annual period shown.

Financial Statements for the Year Ended December 31, 2009

Consolidated Statements of Cash Flows, page F-5

38.
We note that the effect of exchange rates on cash for fiscal 2008 was $301,070.  Since this amount appears high in relation to your cash flows and cash balances, please demonstrate to us how your computation of this figure complies with FASB ASC 830-230-45-1, including the example provided in 830-230-55-15.

Response: We note the Staff’s comment and hereby advise the Staff that in the first quarter of 2008, Chinese RMB appreciated significantly against the U.S. Dollar mainly after the financial crisis in the U.S. As such, the Company was impacted by the dramatic appreciation of the RMB in 2008, resulting in a $350,624 impact on the beginning cash balance. The Company directs the Staff to the charts below for further explanation

2008 - American Dollars to 1 CNY

Average Rates
January
0.138069 USD   (23 days average)
February
0.13959 USD   (20 days average)
March
0.141401 USD   (21 days average)
April
0.142864 USD   (22 days average)
May
0.143451 USD   (22 days average)
June
0.144944 USD   (21 days average)
July
0.146279 USD   (23 days average)
August
0.146052 USD   (21 days average)
September
0.146403 USD   (22 days average)
October
0.146288 USD   (23 days average)
November
0.146456 USD   (20 days average)
December
0.145921 USD   (23 days average)

Source: http://www.x-rates.com/d/USD/CNY/hist2008.html

Computation of Effect of Exhange Rate Changes on Cash 12/31/2008

Effect on beginning cash balance:
Beginning cash balance in local currency	36,907,822
Net change in exchange rate during the year*	0.00950
Effect on beginning cash balance		350,624

Effect from operating activities during the year
Cash provided by operating activities in local currency	(13,219,434)
Year-end exhange rate	0.14670
Operating cash flows bsed on year-end exhange rate	(1,939,291)
Operating cash flows reported in the statement of cash flows	(1,896,202)
Effect from operating activities during the year		(43,089)

Effect from investing activities during the year
Cash provided by investing activities in local currency	(3,364,220)
Year-end exhange rate	0.14670
Investing cash flows bsed on year-end exhange rate	(493,531)
Investing cash flows reported in the statement of cash flows	(483,208)
Effect from investing activities during the year		(10,323)

Effect from financing activities during the year
Cash provided by financing activities in local currency	(18,500,000)
Year-end exhange rate	0.14670
Financing cash flows bsed on year-end exhange rate	(2,713,950)
Financing cash flows reported in the statement of cash flows	(2,685,785)
Effect from financing activities during the year		(28,165)

Rounding effect		32,023

Effect of exchange rate changes on cash		301,070

*Note: Chinese Yuan appreciated 6.5% between 1/1/2008 and 12/31/2008 against USD Exchange rate source of data: http://www.x-rates.com

Note 3 – Inventories, net, page F-16

39.
We have reviewed your response to comment 38 in our letter dated July 15, 2010 noting that unsold inventory is melted down and reused in new products.  Please provide us with further information regarding your inventory accounting policies and your conversion of finished goods to raw materials and back into finished goods by addressing the following items:

•
Tell us and disclose in sufficient detail your accounting policies and procedures for evaluating raw materials, work-in progress, and finished goods for impairment, including how you determine market value for each inventory category.

•
Since replacement costs are used in determining market value for raw materials and work-in progress, please tell us if you compare the book value of the melted inventory to the market price of gold in determining whether or not the raw gold inventory should be impaired.  Please also quantify the book value of finished good inventory that was melted down during the periods presented.

•
Tell us if you record an expense for any abnormal costs at the time you convert finished good inventory back to raw material.  In particular, it appears that certain inventoriable costs to produce the original finished goods might represent period charges since there is no longer a future benefit attributed to these “wasted” costs.  In your response, please explain how your accounting complies with FASB ASC 330-10-30-8.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the manufacturing of our final gold products is based on orders placed by our customers. We require our customers submit a 20-30% down payment when they place orders.  We will not purchase raw material (gold) and start the manufacturing process until an order is placed and down payment is received.

The Company compares the book value of raw materials to the market price of gold published by Shanghai Gold Exchange for impairment. Work-in-progress is actually gold sheets or gold trees used during the production process. Its physical shape might be different from the gold raw materials, but the nature of the WIP is similar to gold raw materials.  Thus, we compare the book value of WIP to the market price of gold published by Shanghai Gold Exchange for impairment as well.  All finished goods are manufactured based on customers’ orders and receipt of a 20%-30% down payment.  The Company normally delivers the finished goods within 7 to 10 days from when the order is placed by the customer. Thus, the Company does not believe there is any impairment issue on the finished goods unless the gold price fluctuates over 20% -30% within 7 to 10 days and the customers forfeit their orders – which has not happened since the inception of the Company.

Moreover, given that our products contain gold, which historically does not fluctuate drastically in value over the short term, and we only purchase gold after customer orders and 20-30% downpayment are received,  we do not make any reserve for inventory obsolescence.

While the Company acknowledges that in a previous response it stated that any unsold inventory is melted down and reused in new products, this is a very rare in occurrence. The book value of finished goods inventory that was melted down is less than $15,000 a year.

Item 16, Exhibits and Financial Statement Schedules, page 88

40.
Please update your description of Exhibit 4.16 to include the correct number of warrants issued.  We note Exhibit 4.16 grants Mr. Gardner 1,684,789 warrants.  Please revise other areas of your disclosure, if applicable.

Response: We note the Staff’s comment. The Exhibit schedule in Item 16 and the Exhibit Index have been revised to reflect that Exhibit 4.16 grants to Mr. Gardner 1,684,789 warrants as indicated in the warrant that was previously filed (rather than the 1,697,289 warrants as shown in the previous filing), which was an inadvertent error.

41.
We note your response to comment 4 in our letter dated July 15, 2010 and the related revisions in your filing.  Please file or submit exhibits 10.12 to 10.16 with your next amendment, or as soon as possible.  For those exhibits you have filed with this amendment, please refile to provide complete and fully executed versions of these contracts.  For example and not as an exhaustive list:

•	Please file a complete and fully executed version of Exhibit 10.5 which includes Schedule 1 and Exhibit B;
•	Please file a complete and fully executed version of Exhibit 10.6 to include the missing information in Clause 13.8 and Exhibit A; and
•	Please file complete and fully executed versions of Exhibit 10.7, 10.8 and 10.9.

Response: We note the Staff’s comment and all relevant exhibits have been filed in accordance with the Staff’s comment.

Undertakings, page 91

42.	We note your response to comment 44 in our letter dated July 15, 2010 and the related revisions in your filing. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response: We note the Staff’s comment and have revised the disclosure beginning on  page II-6 in Amendment No. 2 to address the Staff’s comment.

Signatures, page 92

43.	Please revise to reflect that Bin Liu is your principal financial officer and principal accounting officer.

Response: We note the Staff’s comment and have revised the signature on page II-8 in  Amendment No. 2 to address the Staff’s comment.

Exhibit 5.1

44.	Please include a date and revise the first paragraph to include a share number that is consistent with the number of shares being registered in your registration statement.

Response: We note the Staff’s comment and have revised the Exhibit 5.1 of Amendment No. 2 to address the Staff’s comment.

45.	Please delete the last sentence in the second paragraph, as the qualifications are inappropriate.

Response: We note the Staff’s comment and have revised the Exhibit 5.1 of Amendment No. 2 to comply with the Staff’s comment.

46.
The reference to the Delaware General Corporation Law in the third paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws.  Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

Response: We note the Staff’s comment and have revised the Exhibit 5.1 of Amendment No. 2 to address the Staff’s comment.

47.	Please either delete the fourth paragraph or confirm that you will refile an opinion on the day you want the registration statement to go effective.

Response:  We note the Staff’s comment. DLA Piper LLP (US) hereby advises the Staff  that it will refile an opinion on the day that we want the registration statement to go effective.

Exhibit 5.2

48.
Please remove the date limitations in the first paragraph on page 2 and the last sentence on page 14 or confirm that you will refile an opinion on the day you want the registration statement to go effective.

Response: We note the Staff’s comment. Grandall Legal Group hereby advises the Staff  that it will refile an opinion on the day that we want the registration statement to go effective.

49.	Counsel may limit reliance with regard to purpose, but not to person. Please revise the third to last paragraph.

Response: We note the Staff’s comment. Grandall Legal Group has revised the Exhibit 5.2 of  Amendment No. 2 to comply with the Staff’s comment.

50.	In the last paragraph, counsel should also consent to being named in the registration statement.

Response: We note the Staff’s comment. Grandall Legal Group has revised the Exhibit 5.2 of Amendment No. 2 to comply with the Staff’s comment.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Cover Page

51.	Please include the title of your class of securities and the name of the exchange on which they are registered.

Response: We note the Staff’s comment.  Per the Staff’s comments, we hereby advise the Staff that the title of the Company’s class of securities and the name of the exchange on which they are registered have been added.

Item 9A(T), Controls and Procedures, page 2

52.
We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

Response: We note the Staff’s comment.  In response to the Staff’s comment, below please find the Company’s responses to the Staff’s comments 53 through 60 below.

53.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response: In connection with the Company’s process to determine whether its internal control over financial reporting was effective, the Company hereby advises the Staff that its management considered controls to address financial reporting risks at its single operating location based in Wuhan, China (15 Huangpu Science and Technology Park, Jiang’an District, Wuhan, PRC).

Management’s process for considering controls to address financial reporting risks consisted of the following ongoing top-down, risk-based procedures:

•	establishing financial reporting objectives, consistent with relevant generally accepted accounting principles,
•	identifying significant financial statement accounts and disclosures, based on the Company’s most recent financial statements and management’s estimates of materiality,
•	for each account and disclosure, identifying relevant assertions, underlying transactions and events, and identifying processes supporting these financial statement accounts and disclosures,
•
identifying risks to the achievement of financial reporting objectives by considering both quantitative and qualitative risk factors related to each significant financial statement account and disclosure item, including consideration of the following factors:

o	impact on financial statements
o	account characteristics
o	business process characteristics
o	fraud risk, and
o	entity-wide factors,
•
selecting control activities considering the cost and potential effectiveness in mitigating risks to the achievement of financial reporting objectives, including consideration of the following factors:

o	entity-wide controls that are pervasive across the Company when considering whether control activities are sufficient to address identified risks
o
identifying appropriate control activities for each identified risk to a financial reporting objectives, including the selection of control activities to mitigate the potential for material misstatement due to fraud, and encompassing relevant information technology risks, and

o
utilizing risk and control matrices, developed in the process of assessing risks and designing controls in each business process, to map controls to the five internal control components and to perform a “gap analysis” to evaluate the need for any additional controls that may be required to mitigate risks to the achievement of financial reporting objectives and fraud.

54.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We note the Staff’s question. The Company hereby advises the Staff that it does not currently have an internal audit function. The Company intends to implement and maintain an internal audit function in the near future to provide management and the audit committee with independent ongoing assessments of the Company's risk management process and the effectiveness of its system of internal control.

55.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: We note the Staff’s question. The Company hereby advises the Staff that the Company maintains its books and records in accordance with U.S. GAAP.

The Company has implemented a U.S. GAAP accounting and reporting system with the help of both a leading PRC accounting firm, Daxin Certified Public Accountant Co., Ltd. and a Hong Kong based accounting firm Jimmy C.H. Cheung & Company.

Management has implemented, with the active participation of both accounting firms, policies, procedures and processes that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the Staff's rules and forms.

These disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal accounting and financial officer, to allow timely decisions regarding required disclosure.

The process is designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported to permit the preparation of its financial statements in conformity with U.S. GAAP and SEC rules and regulations.  Senior management has implemented ongoing monitoring procedures and has additionally provided for a periodic independent review and evaluation of the effectiveness of the disclosure controls and procedures by an independent accounting firm, Daxin, Certified Public Accountant Co., Ltd.

56.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: The Company hereby advises the Staff that it maintains its books and records in accordance with U.S. GAAP.

57.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: We note the Staff’s question. The Company hereby advises the Staff that the Company employs a mid-level finance manager who has a bachelor degree in accounting with fourteen years of accounting experience.  She is responsible for managing and overseeing the activities and control responsibilities of three bookkeepers and an accountant, who are responsible for summarizing and assembling financial data for decision making and financial reporting purposes.

The Company employs a treasurer with twenty-six years of accounting experience who has previously served as a chief accountant at several other Chinese companies. She has ongoing responsibility for controlling the treasury function and supervises the preparation of our financial statements.  Given the nature of the Company’s business, she liaises closely with the Company’s CEO and General Manager in monitoring internal control over financial reporting with particular emphasis on safeguarding the Company’s gold inventory and related business transactions.

The Company employs a senior finance manager who is a CPA and has a bachelor degree in accounting from Zhongnan Finance University – a leading accounting university in Central China. He served as an auditor for five years in a leading accounting firm before joining the Company. He works closely with the treasurer to monitor and maintain effective disclosure controls and procedures. He is responsible for ensuring that financial information is valid, complete and accurate.  He liaises closely with the finance team and senior management to reinforce the importance of business and financial controls.

The Company engages the services of a leading Chinese accounting and auditing firm, Daxin Certified Public Accountant Co., Ltd. to perform an independent review of its periodic reporting for compliance with U.S. GAAP and SEC rules and regulations.

In April, 2010, the Company hired a chief financial officer, Bin Liu (the “CFO”).  The CFO has 15 years of experience in the financial markets and international markets, with a bachelor degree in economics from the Shangai Institute of Foreign Trade and a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University in Evanston, Illinois.  He is thoroughly familiar with U.S. GAAP requirements and SEC rules and regulations and is primarily responsible for the effectiveness of the Company’s disclosure control and procedures and internal control over financial reporting.  The CFO reviews the detail of all financial statement and filings, and maintains an ongoing dialogue with treasurer, senior management, the audit committee and the board of directors of the Company.  The CFO takes an active and ongoing role in instilling and maintaining an appropriate control consciousness throughout the organization.  He is in the process of implementing an ongoing educational and training program for senior finance employees to ensure that their knowledge of U.S. GAAP and SEC rules and regulations remains current.

The Company shares appropriate accounting, control and U.S. GAAP information on a timely basis with its independent external auditors and maintains an ongoing dialogue with them to facilitate appropriate and effective public reporting.

58.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We note the Staff’s question. The Company hereby advises the Staff that the Company engages the services of a leading Chinese accounting and auditing firm, Daxin Certified Public Accountant Co., Ltd. to assist management in assessing the effectiveness of internal control over financial reporting and to perform an independent review of the Company’s periodic reporting for compliance with U.S. GAAP and SEC rules and regulations. The firm is located at No. 1166, Zhong Shan Blvd, Wuhan, China.  Their engagement team is led by Ms. Qiao Guanfang, a CPA with a Masters Degree in Accounting from Zhongnan Finance University. She has fifteen years of experience in auditing, implementing and assessing the effectiveness of disclosure controls and procedures and internal control over financial reporting. She is familiar with U.S. GAAP and SEC rules and regulations.

59.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We note the Staff’s question. The Company hereby advises the Staff that the Company has not retained individuals who are not employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

60.
Considering you do not have a separately created audit committee or an audit committee financial expert, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response: We note the Staff’s comment. The Company hereby advises that Staff that the Company did not have a formally constituted audit committee nor had an audit committee financial expert been designated as of December 31, 2009.  Subsequently, in May 2010, the Company’s board of directors formed an audit committee consisting of the Board’s three independent directors Xu Hai Xiao, Zhang Bin Nan, and Dr. Vincent F. Orza, Jr. and adopted an Audit Committee Charter. The Company’s board of directors has determined that each of these independent audit committee members has sufficient knowledge in financial and auditing matters to serve on the audit committee, and Dr. Orza has the experience, education and background to qualify him as a “financial expert” as described in Section 407 of the Sarbanes-Oxley Act. Dr. Orza is the Dean of the Meinders School of Business at Oklahoma City University and is the former Chairman, President and CEO of Eateries, Inc., which at that time was a NASDAQ listed company. He is thoroughly familiar with U.S. GAAP and SEC rules and regulations and maintains, together with Messrs. Xu and Zhang, an active oversight of the Company’s disclosure controls and procedures and internal control over financial reporting.  The Company also directs the Staff to the disclosure on page 61 in Amendment No. 2 under “Board Committees―Audit Committee.”

Signatures, page 3

61.
We note your response to comment 49 in our letter dated July 15, 2010 and the related revisions in your filing.  Please have your officers sign your Form 10-K in their applicable capacities as principal executive officer, principal financial officer and controller or principal accounting officer, and revise your filings to provide for signatures as provided in the form.  Please see form 10-K and General Instruction D(2)(a).

Response:  We note the Staff’s comment and have updated Form 10-K to have our officers sign in their applicable capacities as principal executive officer, principal financial officer and controller or principal accounting officer, and revised our filings to provide for signatures as provided in the form to comply with the Staff’s comment.

62.
Please revise the signature block to include the correct date on which the amendment to your Form 10-K was signed.  This comment also applies to the amendment to your Form 10-Q for the fiscal quarter ended March 31, 2010.

Response: We note the Staff’s comment and have corrected the amendments to Form 10-K and Form 10-Q to revise the signature block to include the correct date on which such amendments were signed.

Exhibits 31.1 and 31.2

63.
Please revise the signature block to include the correct date on which your certifications were signed.  This comment also applies to Exhibits 31.1 and 31.2 filed with the amendment to your Form 10-Q for the fiscal quarter ended March 31, 2010.

Response: We note the Staff’s comment and have corrected the Exhibits 31.1 and 31.2 to revise the signature block to include the correct date on which the certifications were signed.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibits 31.1 and 31.2

64.
Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  Your replacement of the word “registrant” with “small business issuer” throughout your certification and your alteration of the numbering in the subparagraphs of paragraphs 4 and 5 are not permissible.  Also, your replacement of the phrase “The registrant’s other certifying officer(s) and I are” with “I am” in paragraph 4 as well as your deletion of the phrase “The registrant’s other certifying officer(s) and” in paragraph 5 are not permissible.  Please revise.

Response: We note the Staff’s comment and have corrected the Exhibits 31.1 and 31.2 to revise the certifications to comply with Item 601(b)(31) of Regulation S-K.

If you have any questions, please contact the undersigned at 212.335.4670.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

*****

cc:	Mr. Zhihong Jia, Kingold Jewelry, Inc.
Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP
William Haddad, Esq., DLA Piper LLP (US)
Yang Juan, Grandall Legal Group (Beijing)